EXHIBIT 99.1


Agenda 1: Changes of Office Lease Contract with POSDATA

POSCO resolved that the lease with POSDATA Co., Ltd. for the partial use of POSCO Center be altered as follows:


     1. Changes in Lease Contract : January 1, 2005 ~ December 31, 2007

     2. All Other Terms and Conditions, Including Rental Charge : Remain unchanged


Agenda 2 : Partial Sale of Treasury Shares to Employee Stock Ownership
           Association

In accordance with purchasing company stock by the ESOA fund, POSCO resolved as follows :

     1. Sale of Treasury Shares to the ESOA
        -  Purpose : Support employee welfare
        -  No. of Shares: 17,828 shares(0.02% of total issued shares)
        -  Sale Price: 100,300 won/share
           (Determined pursuant to Article 9 of the ESOP agreement)
        -  Sale Amount: 1,788 million won
        -  Sale Method: Over-the-counter transaction
        -  Date of Sale: December 21, 2004

     2. Details will be entrusted to Senior Vice-President in charge of the Finance Department and the Finance Management Department.


Agenda 3: Contribution Request for In-house Fund for Employees' Welfare

POSCO resolved on donating to the In-house Fund for Employees' Welfare in response to the fund for 2005 as follows :

     1. Amount : KW 68.5 billion

     2. Date : January 2005

     3. Donee : In-house Fund for Employees' Welfare

Agenda 4 : Contribution to a Charity Fund

POSCO resolved to make a contribution to the charity fund run by CCK, in an effort to extend our love and deliver hope to the neighbors in need, while implementing Corporate Sustainability Management as follows :

     1. Amount : 5 billion won

     2. Trustee: Community Chest of Korea

     3. Date of contribution: December 2004

     4. Budget item: Non-operating expenses (Contribution)


Agenda 5 : Contribution of land plots to POSTECH for Education and Research facilities

POSCO resolves to contribute to POSTECH the environs of Nakwon apartment complex, currently used as POSTECH dormitories, and the land plots, the previous Inwha apartment complex as follows :

     1. Trustee : Pohang University of Science and Technology

     2. Contribution items : Lands and buildings at 166-3 Jigok-dong,
                             Nam-gu, Pohang, and the environs

     3. Total area : 62,960 m(2) (19,046 pyung)

     4. Amount : 25 billion won (Book value)

     5. Date of Contribution : December 200